EXHIBIT 10.1

October 17, 2006

Paul H. Freischlag, Jr.
Managing Director/Partner
Triton Business Development Services
515 E. Crossville Road
Suite 270
Roswell, GA 30075

Dear Paul,

We are in receipt of your September 18 proposal and wish to include the following modifications to the proposal for your acceptance:

1)
Payment of the 480,000 shares of stock will take place at the rate of 120,000 shares per month, with the initial payment made upon approval from Simtrol’s Series A Preferred stockholders (see note 4 below). Work is deemed to have started with the date of the Triton proposal for purposes of payment. Each successive payment will be made 30 days following the initial payment, until payment of the 480,000 shares in total is made. The monthly cash retainer will be paid upon receipt of sufficient funds to pay the amounts, either via funds from operations or an additional capital raise;

2)
If a licensing agreement is executed with a medical device company that results in an initial payment to Simtrol of at least $500,000 during the course of the engagement with Simtrol, payment of 100,000 of the 480,000 shares above will be made immediately upon signing of the agreement. Payment under this paragraph represents acceleration of a portion of the 480,000 shares and does not serve to increase the total payment of 480,000 shares;

3)
Simtrol shall have the right to cancel the agreement with Triton at any time during the contract if work received from Triton is deemed unacceptable by Simtrol, at which time Triton will receive payment of the pro-rata portion of the above 480,000 shares due through the date of termination.

4)
Prior to any payment of common shares, Simtrol/Triton will receive approval from a majority of the Company’s Series A Preferred stockholders for payment of above share amounts to be categorized as “Exempt Issuances” per Simtrol’s certificate of designations for its preferred Series A stock. If approval of a majority of the Series A Preferred stockholders is not received prior to the first payment under this agreement, the two parties will determine an alternative compensation arrangement for Triton’s services which approximates the compensation level noted above. By mutual consent, Simtrol may pay Triton $360,000 in cash in lieu of payment of shares of common stock for satisfactory performance during the period of the engagement.

Please signify your acceptance of the above terms by signing below:

/s/ Paul H. Freischlag, Jr.
Paul H. Freischlag, Jr.
Managing Director/Partner Triton Business Development Services

Regards,

/s/ Richard Egan
Richard Egan
Chief Executive Officer

September 18, 2006

Mr. Richard W. Egan
President & Chief Executive Officer
Simtrol, Inc.
2200 Norcross Parkway, Suite 255
Norcross, GA 30071

RE: Triton BDS Proposal for Advisory Services

Dear Rick:

On behalf of Triton BDS, I am pleased to submit our proposal for comprehensive advisory services for Simtrol, Inc (Simtrol). Don Gasgarth, Jeff Zwitter, Rick Eaton and Craig Reamsnyder have had discussions with you concerning the extent and nature of the services you and Simtrol require, and this proposal is an attempt to qualify the extent and nature of such services.

Current Situation

As we currently understand your situation, Simtrol requires another capital raise to fund current working capital needs, as well as expected sales and market growth during fiscal 2006 and beyond. While there is an immediate need for capital, subsequent capital resources will requisitely be needed as Simtrol’s business, vertical market segments and customers increase. In that regard, Simtrol is in need of assistance in developing a marketing plan and sales organization, as well as constructing a strategic plan to drive maximum value for its current products. Additionally, being subject to scrutiny in the public markets, Simtrol also requires advice and counsel on dealing with pitfalls and peculiarity of being a publicly traded company and interfacing with current and future investors.

Triton Proposal

There are many moving parts and events in the Simtrol business where Triton has significant insight, experience and expertise. Our proposal is to make the Triton Managing Directors (specifically, Paul Freischlag, Don Gasgarth and Jeff Zwitter) available to you for advice, counsel and coaching on an as-needed basis to augment your capacity to deal with and execute a wide variety of critical and time sensitive initiatives. Our intentions are to partner with you and align Triton’s interests, objectives and rewards with your own. To this end, Triton will focus its highest level of attention on Simtrol to provide you our best objective and impartial advice and counsel - effectively becoming an extension of your own capabilities. Triton services will include, but not be limited to, working with and advising you as may be required on the following matters:

•	Financial & Strategic Planning

•	Capital Formation, Structure & Funding Strategies

•	Investor Relations & Communications Best Practices

•	Business Practice, Processes, Procedures and & Internal Controls

•	Strategic analysis of the Simtrol business and prospects

•	Human Resources Assessment & Development

•	Sales and Marketing procedures and practices

•	Access to Triton’s extensive network of relationships and resources

•	Design and implement management stock option program

We also anticipate the involvement of several of our Partners to assist with certain sales and marketing initiatives. Specifically, Craig Reamsnyder will provide “hands on” advice and expertise to drive opportunities in the medical and health care arenas applicable to the Simtrol business. Similarly, Rick Eaton will become involved in developing a sales and marketing strategy, and building a sales organization, to optimize sales for the video side of the business.

We anticipate that our front-end efforts will be substantial and involve an organizational review of Simtrol’s processes, practices and procedures (the 100 day Triton Business Plan Review). Notwithstanding, our initial review as well as all subsequent involvement will be seamless, non-disruptive and require minimal amounts of your time. Quite the contrary, we anticipate that our involvement will significantly relieve you from expending your own efforts and attention to all of the above noted items - to effectively become your partner in driving the growth, value and success of Simtrol. However, any of the above efforts requiring Triton personnel to assume the tactical responsibility for execution of Exchange business tasks or processes are not covered by this proposal and will be addresses on an as-required basis.

Being keenly sensitive to your current financial situation and to align our common interests, we propose that Triton’s compensation be comprised of a monthly cash retention fee and an ownership position in your common stock. Specifically, we suggest a monthly cash retainer of $10,000 and a grant of common stock of 480,000 shares as an inducement to enter into this relationship. Due to the substantial upfront Triton effort required, we would require a 120 day commitment as the non-cancelable term of the initial engagement; however, the scope and terms of the initial engagement could be changed at anytime by mutual agreement. At the end of the 120 day initial engagement, we will make a follow-on proposal for Triton’s longer term relationship with Simtrol. (see October 18, 2006 Simtrol modification letter attached)

Conclusion

As you can see from the attached descriptive overview of our capabilities and personnel (see www.tritonbds.com), Triton is uniquely qualified to provide you with both significant advisory services and the willingness to accept a majority portion of our compensation in the form of you common stock, thus locking our success in this engagement squarely with yours. The Triton network of professionals will allow Simtrol to leverage our talents and relationship to provide a “one stop shop” for all gaps in your current and future business organization and requirements by utilizing a diverse team of talented professionals with multifunctional expertise. Triton is confident that we can help you drive value creation as your impartial partner, as your success is inexorably linked with our own.

We look forward to partnering with you to drive the value and success of Simtrol.

Sincerely,

/s/ Paul H. Freischlag, Jr.
Paul H. Freischlag, Jr.
Managing Director/Partner, Triton Business Development Services